Misonix, Inc.

1938 New Highway

Farmingdale, NY 11735

April 30, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance of Life Sciences
100 F Street, NE

Washington, D.C. 20549

Attn: Ada D. Sarmento

Re:	Misonix, Inc.
Registration Statement on Form S-3 (Registration No. 333-255442)

Ladies and Gentlemen:

On behalf of Misonix, Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, that the effective time of the Registration Statement on Form S-3 (File No. 333-255442) (the “Registration Statement”) of the Company be accelerated to 4:00 p.m. Eastern Time on May 3, 2021, or as soon as practicable thereafter. The Company respectfully requests that you notify Jonn R. Beeson of such effectiveness by a telephone call to (949) 553-7528.

Please contact Jonn R. Beeson at Jones Day at (949) 553-7528 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

MISONIX, INC.

By:	/s/ Joseph P. Dwyer
Name:	Joseph P. Dwyer
Title:	Chief Financial Officer

cc:	Jonn R. Beeson, Esq.